**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D. C. 20549

# FORM 8-K

### CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)  May 13, 2005

# INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

| **Delaware** | **010306** | **58-1407235** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **96 Cummings Point Road, Stamford, Connecticut** | **06902** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 2.02 Results of Operations and Financial Condition.**

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition". Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On May 13, 2005, Independence Holding Company issued a press release announcing 2005 First Quarter Results. A copy of which is attached as Exhibit 99.1.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INDEPENDENCE HOLDING COMPANY**

(Registrant)

By: Teresa A. Herbert

Date:      May 13, 2005

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer